UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 10, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

General Cable Corporation

File No. 1-12983 - CF# 24429
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General Cable Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to Forms 10-K/A filed on November 17, 2009, as amended December 4, 2009.

Based on representations by General Cable Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), or information contained in personnel and medical and similar files that if disclosed would constitute an unwarranted invasion of personal privacy under the Freedom of Information Act, 5 U.S.C. 552(b)(6), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.9 through November 17, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig Slivka
Special Counsel